Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
SUPPLEMENT NO. 12, DATED SEPTEMBER 22, 2011,
TO THE PROSPECTUS, DATED SEPTEMBER 2, 2010

This prospectus supplement (this “Supplement No. 12”) is part of the prospectus of American Realty Capital New York Recovery REIT, Inc. (the “Company” or “we”), dated September 2, 2010 (the “Prospectus”), as supplemented by Supplement No. 10, dated August 12, 2011 (“Supplement No. 10”), and Supplement No. 11, dated August 19, 2011 (“Supplement No. 11”). This Supplement No. 12 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 10 and Supplement No. 11, and should be read in conjunction with the Prospectus, Supplement No. 10 and Supplement No. 11. This Supplement No. 12 will be delivered with the Prospectus, Supplement No. 10 and Supplement No. 11.

The purpose of this Supplement No. 12 is to, among other things:

•	disclose operating information, including the status of the offering, the status of the escrow break in Tennessee and the shares currently available for sale;
•	disclose recent real estate investments;
•	update disclosure regarding investor suitability standards;
•	update disclosure regarding the advisory agreement;
•	update disclosure regarding our presentation of funds from operations and modified funds from operations; and
•	clarify disclosure relating to the process of subscribing for shares.

Status of the Offering

We commenced our reasonable best efforts initial public offering of 150.0 million shares of common stock on September 2, 2010. On December 9, 2010, we satisfied the escrow conditions of our public offering of common stock (except for certain states). On such date, we received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. We will not accept subscriptions from residents of Pennsylvania until we have received aggregate subscriptions of at least $75.0 million.

We received aggregate gross offering proceeds of approximately $17.0 million from the sale of approximately 2.0 million shares of our Series A convertible preferred stock from a private offering to “accredited investors” (as defined in Regulation D as promulgated under the Securities Act of 1933, as amended), which terminated on September 2, 2010, the effective date of the registration statement.

As of September 15, 2011, we had acquired eight commercial properties which were approximately 93% leased on a weighted average basis as of such date. As of September 15, 2011, we had total real estate investments, at cost, of approximately $77.8 million. As of June 30, 2011, we had incurred, cumulatively to that date, approximately $6.5 million in selling commissions, dealer manager fees and other organizational and offering costs for the sale of our common stock.

We will offer shares of our common stock until September 2, 2012, unless the offering is extended, provided that the offering will be terminated if all the 150.0 million shares of our common stock are sold before then.

Tennessee Escrow Break

On August 4, 2011, we broke escrow on approximately $3,400 of subscriptions from investors from Tennessee, which were maintained at our third-party escrow agent, Wells Fargo Bank, National Association, until we had sold at least $20 million of shares of our common stock.

Shares Currently Outstanding

As of September 15, 2011, we had received aggregate gross proceeds of approximately $25.7 million from the sale of approximately 2.6 million shares of common stock in our public offering. As of September 15, 2011, there were approximately 2.6 million shares of our common stock outstanding, including restricted stock and shares issued under the distribution reinvestment plan, or DRIP. As of September 15, 2011, there were approximately 147.4 million shares of our common stock available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Investor Suitability Standards

The disclosure in the paragraph relating to “Tennessee Investors” on the cover of the Prospectus is deleted in its entirety.

The following language replaces in their entirety the first and second paragraphs following the bullet points on page ii of the Prospectus.

“Because the minimum closing amount is less than $150,000,000, Pennsylvania and Tennessee investors are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of our subscription proceeds. We will not release any Pennsylvania investor proceeds for subscriptions from escrow until we have received an aggregate of $75,000,000 in subscriptions.”

The following disclosure replaces in its entirety the last paragraph under the section entitled “Prospectus Summary — Terms of the Offering” on page 8 of the Prospectus.

“We will not sell any shares to Pennsylvania residents unless we have received an aggregate of $75,000,000 in subscriptions from all investors pursuant to this offering. Pending a satisfaction of this condition, all subscription payments from Pennsylvania residents will be placed in an account held by the escrow agent, Wells Fargo Bank, National Association, in trust for subscribers’ benefit, pending release to us. Funds in escrow will be invested in short-term investments that can be readily sold or otherwise disposed of for cash without any dissipation of the offering proceeds invested.”

Advisory Agreement

The following sentence is added to the end of the last sentence to the first paragraph on page 79 of the Prospectus under the section entitled “Management  —  The Advisor”.

“; provided further, however, that New York Recovery Advisors, LLC has agreed that (i) it will not be entitled to acquisition fees or reimbursement of acquisition expenses if there are insufficient offering proceeds or capital proceeds to pay such fees or expenses and (ii) such fees or expenses not paid to New York Recovery Advisors, LLC will not be accrued and paid in subsequent periods to the extent that there are not sufficient offering or capital proceeds to pay them.”

Description of Real Estate Investments

The following disclosure is added immediately after the section of the Prospectus entitled “Description of Real Estate Investments — Potential Real Estate Investments — Washington Street Portfolio”.

“One Jackson Square Portfolio

On September 15, 2011, our board of directors approved the following property acquisition. On September 19, 2011, we, through our sponsor, American Realty Capital III, LLC, entered into a purchase and sale agreement to acquire a portfolio of ten fee simple commercial condominiums, or the One Jackson Square Portfolio, located at 122 Greenwich Avenue in the Greenwich Village neighborhood of Manhattan, New York. The seller is 122 Greenwich Avenue Owner, LLC. The seller has no material relationship with us and the acquisition is not an affiliated transaction. The purchase and sale agreement contains customary representations and warranties by the seller. Although we believe that the acquisition of the One Jackson Square Portfolio is probable, there can be no assurance that the acquisition will be consummated. Pursuant to the terms of the purchase and sale agreement, our sponsor deposited $2.25 million in escrow at signing. The closing of the acquisition is expected to occur on or before November 19, 2011. We intend to acquire the property, through an indirect, wholly owned subsidiary, at the closing of the acquisition, and to reimburse our sponsor for the deposit.

The condominiums are situated at the base of a 30-unit luxury residential condominium building, built in 2009, known as “One Jackson Square” at the intersection of Eighth Avenue and Greenwich Avenue that overlooks Jackson Square Park in Greenwich Village. The property’s location also borders the neighborhoods of Chelsea and the Meatpacking District. One Jackson Square was built to meet US Green Building Council LEED Silver certification standards. Numerous buildings are located in the same area offering similar spaces to our tenants.

The One Jackson Square Portfolio consists of four retail units containing approximately 7,080 rentable square feet in the aggregate. The One Jackson Square Portfolio also includes four basement storage units and two community facility units of approximately 1,629 square feet in the aggregate which are non-rent-paying. The One Jackson Square Portfolio as a whole will contain approximately 8,709 square feet. The average annualized income per square foot for the currently leased retail units in the One Jackson Square Portfolio is $259.41.

Capitalization

The purchase price for the One Jackson Square Portfolio is approximately $22.5 million, exclusive of closing costs, at a capitalization rate of 6.2% (calculated by dividing annualized rental income on a straight-line basis less estimated annualized property operating costs by the base purchase price). We expect to fund the acquisition of the One Jackson Square Portfolio with proceeds from our ongoing offering. We may finance a portion of the acquisition costs post-closing. However, there is no guarantee that we will be able to obtain any such financing on terms that we believe are favorable or at all.

Major Tenants/Lease Expiration

Three of the four retail units, representing 78% of the total retail space, are leased to two tenants – a Starbucks coffeehouse and a TD Bank branch. Each lease comprises 100% of the total leasable space of the particular condominium leased. We do not currently expect to lease the basement storage units or the community facility units.

The lease to the Starbucks coffeehouse is with respect to approximately 1,352 rentable square feet, has a per annum rent of $245,000 and expires in July 2021. The tenant under the lease is Starbucks Corporation. The Starbucks lease has a 10% rent escalation after five years. The lease has two five-year renewal options. The rent escalation for the first renewal option is to $296,940 per annum and for the second renewal option at the greater of $341,481 per annum and fair market value. The lease provides a one-time right of termination by the tenant upon a one-year notice on the 60th month of the lease, which includes payment of any outstanding brokerage commissions plus a fee of $120,000 at the time the notice is given. The annualized rental income for the remaining term of the lease is approximately $250,000 or approximately $185.16 per rentable square foot. The lease is double net whereby the landlord is responsible for maintaining the roof and structure of the building and the tenant is required to pay substantially all other operating expenses, in addition to base rent. The Starbucks lease represents 19.7% of the current gross annual rent of the One Jackson Square Portfolio.

The lease to the TD Bank, N.A. branch is with respect to two combined retail units comprising approximately 4,158 rentable square feet, has a per annum rent of $999,500 and expires in November 2030. The TD Bank lease has a 10% rent escalation every five years. The lease has two five-year renewal options at the greater of fair market value and the prior year’s rent. The annualized rental income for the remaining term of the lease is approximately $1.2 million or approximately $283.55 per rentable square foot. The lease is double net whereby the landlord is responsible for maintaining the roof and structure of the building and the tenant is required to pay substantially all other operating expenses, in addition to base rent. The TD Bank lease represents 80.3% of the current gross annual rent of the One Jackson Square Portfolio.

The table below describes the occupancy rate and the average effective annual rent per square foot as of December 31 for each of the last five years where such information is available:

	2010(1)	2009(1)	2008(2)	2007(2)	2006(2)
Occupancy rate	58.7%	N/A%	N/A%	N/A	N/A
Average effective annual rent per rentable square foot	$240.38	N/A	N/A	N/A	N/A

(1)	TD Bank took possession of its leased space and rent commenced in November 2010. Starbucks took possession of its leased space in July 2011 and rent commenced in August 2011.
(2)	One Jackson Square was built in 2009. Accordingly, no occupancy rate or average effective annual rent information is available for prior periods.

Other

We believe the condominiums are suitable and adequate for their respective uses.

We do not have any scheduled capital improvements.

We believe that this property is adequately insured.

The Federal tax basis, the rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2011 Federal tax return.

As the property is part of a condominium building that was developed in 2009, the property is subject to a Section 421a tax abatement which will decrease at a rate of 20% every two years until the tenth anniversary of the commencement of the tax abatement, when the full property taxes become due. The tax abatement is assumed to expire in the 2021/2022 tax year. The annual realty taxes payable on the property for the calendar year 2011 will be approximately $80,000, at a rate of 10.7%.

Starbucks Corporation (NASDAQ: SBUX) is the largest coffeehouse company in the world, operating in more than 50 countries. Starbucks purchases and roasts high-quality whole bean coffees and sells them, along with handcrafted coffee and tea beverages and a variety of fresh food items, through company-operated retail stores. Starbucks also sells coffee and tea products and licenses its trademarks through other channels such as licensed retail stores and, through certain of its licensees and equity investees, Starbucks produces and sells a variety of ready-to-drink beverages. Starbucks is headquartered in Seattle, Washington.

Starbucks Corporation currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding Starbucks Corporation are taken from such filings:

	Nine Months Ended July 3, 2011 (Unaudited)	Year Ended
(Amounts in Millions)		October 3, 2010 (Audited)	September 27, 2009 (Audited)	September 28, 2008 (Audited)
Statement of Operations
Net revenues-operated retail	$7,162.1	$8,963.5	$8,180.1	$8,771.9
Total net revenues	8,668.7	10,707.4	9,774.6	10,383.0
Operating income	1,280.3	1,419.4	562.0	503.9
Earnings before income taxes	1,307.1	1,437.0	559.9	455.7

	July 3, 2011 (Unaudited)	October 3, 2010 (Audited)	September 27, 2009 (Audited)	September 28, 2008 (Audited)
Condensed Consolidated Balance Sheets
Total assets	$7,097.8	$6,385.9	$5,576.8	$5,672.6
Long-term debt	549.4	549.4	549.3	549.6
Total liabilities	2,756.3	2,703.6	2,519.9	3,181.7
Total stockholders’ equity	4,341.5	3,682.3	3,056.9	2,490.9

TD Bank, N.A. is one of the ten largest commercial banks in the United States, with over 26,000 employees. TD Bank offers a broad array of retail, small business and commercial banking products and services to more than 7.4 million customers through its extensive network of thousands convenient locations throughout the Northeast, Mid-Atlantic, Metro D.C., the Carolinas and Florida. TD Bank is headquartered in Cherry Hill, New Jersey and Portland, Maine. TD Bank is a member of TD Bank Group and a subsidiary of The Toronto-Dominion Bank of Toronto, Canada, a top 10 financial services company in North America. The Toronto-Dominion Bank is one of the few banks in the world rated Aaa by Moody’s. and its common stock trades on the New York Stock Exchange and Toronto Stock Exchanges under the ticker: TD.

The following summary financial data regarding TD Bank is derived entirely from information that is publicly available at http://fdic.gov/bank/statistical/. While TD Bank currently files certain reports with the U.S. Securities and Exchange Commission, such reports do not include financial data.

	Six Months Ended June 30, 2011 (Unaudited)	Year Ended
(Amounts in Thousands)		December 31, 2010 (Unaudited)	December 31, 2009 (Unaudited)	December 31, 2008 (Unaudited)
Statement of Operations
Net interest income	$2,444,873	$4,025,840	$3,030,853	$4,386,880
Total noninterest income	758,675	1,374,528	1,046,747	3,182,804
Net income attributable to bank	397,116	633,858	31,297	473,006

	June 30, 2011 (Unaudited)	December 31, 2010 (Unaudited)	December 31, 2009 (Unaudited)	December 31, 2008 (Unaudited)
Balance Sheets
Total assets	$179,970,802	$168,748,912	$140,038,551	$101,632,075
Subordinated debt	515,063	709,114	668,208	638,447
Total liabilities	152,696,313	142,907,066	117,537,086	83,831,675
Total stockholders’ equity	27,274,489	25,841,846	22,501,465	17,800,400

Duane Reade

On June 17, 2011, we, through our sponsor, American Realty Capital III, LLC, entered into a purchase and sale agreement to acquire a freestanding fee simple Duane Reade pharmacy located at 163-30 Cross Bay Boulevard in the Howard Beach neighborhood of Queens, New York. On September 15, 2011, our board of directors approved our acquisition of the Duane Reade property. The seller is 163-30 Cross Bay Boulevard, LLC. The seller has no material relationship with us and the acquisition is not an affiliated transaction. On June 18, 2011, our sponsor began its diligence review of the property. Our sponsor’s obligations under the purchase and sale agreement are subject to the satisfactory completion of such review, among other conditions. The purchase and sale agreement contains customary representations and warranties by the seller. As of September 22, 2011, the seller has not yet satisfied all conditions pursuant to which our sponsor’s obligations under the purchase and sale agreement are dependent. Although we believe that the acquisition of the property is probable, there can be no assurance that the acquisition will be consummated. Pursuant to the terms of the purchase and sale agreement, our sponsor deposited $700,000 in escrow at signing and an additional $700,000 in connection with an extension of the closing date. The closing of the acquisition is expected to occur in late September 2011. We intend to acquire the Duane Reade property, through an indirect, wholly owned subsidiary, at the closing of the acquisition, and to reimburse our sponsor for the deposits.

The property is situated in the Cross Bay Boulevard retail corridor in the Howard Beach neighborhood of Queens. With a population density of nearly 1.25 million within a five-mile radius of the property, the property is located in a commercial corridor containing restaurants, banks, retail stores, grocery stores and hotels, including national retailers. Numerous buildings are located in the area offering similar spaces to similar tenants.

The property consists of a one-story building totaling approximately 9,767 rentable square feet that was built in 2008. The property is 100% leased to Duane Reade, which operates a chain of over 253 pharmacies in commercial and residential neighborhoods throughout New York. The current per annum rent is approximately $850,000 or $87.03 per rentable square foot. Duane Reade is a subsidiary of Walgreen Co. (NYSE: WAG), which purchased Duane Reade in 2010 to expand its reach into the greater New York area.

Capitalization

The purchase price for property is approximately $14.0 million, exclusive of closing costs, at a capitalization rate of 6.9% (calculated by dividing annualized rental income on a straight-line basis less estimated annualized property operating costs by the base purchase price). We expect to fund the acquisition of the property with proceeds from our ongoing offering. We may finance a portion of the acquisition costs post-closing. However, there is no guarantee that we will be able to obtain any such financing on terms that we believe are favorable or at all.

Major Tenant/Lease Expiration

The property has been 100% leased to Duane Reade since October 2008, with the tenant opening for business in November 2008 after completion of construction. The lease for the property has an initial term of 20 years and expires in October 2028. The lease contains contractual rent escalations of 3% in year six and 12% in years 11 and 16. The lease provides for one 10-year renewal option at the lesser of 95% of fair market value and 112% of the prior year’s rent. The annualized rental income for the remaining term of the lease is approximately $960,000 or 98.29 per rentable square foot. The lease is triple net whereby Duane Reade is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The tenant’s obligations under the lease are guaranteed by Walgreen Co.

The table below describes the occupancy rate and the average effective annual rent per rentable square foot as of December 31 for each of the last five years where such information is available:

	2010	2009	2008(1)	2007(1)	2006(1)
Occupancy rate	100.00%	100.00%	100.00%	N/A	N/A
Average effective annual rent per rentable square foot	$87.03	87.03	87.03	N/A	N/A

(1)	The tenant took possession of the property upon its completion in October 2008. Accordingly, no occupancy rate or average effective annual rent information is available for prior periods.

Other

We believe the property is suitable and adequate for its uses.

We do not have any scheduled capital improvements.

We believe that this property is adequately insured.

The Federal tax basis, the rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2011 Federal tax return. The annual realty taxes payable on the property for the calendar year 2011 will be approximately $111,000, at a rate of 10.3%.

Walgreen Co. operates a chain of pharmacies in the United States. The pharmacies sell prescription and nonprescription drugs and general merchandise. Its general merchandise comprises household items, personal care, convenience foods, beauty care, photofinishing, candy, and seasonal items. The company provides its services through pharmacy counters, as well as through mail, telephone, and the Internet.

Walgreen Co. currently files its financial statements in reports filed with the U.S. Securities and Exchange Commission, and the following summary financial data regarding Walgreen Co. are taken from such filings:

	Nine Months Ended May 31, 2011 (Unaudited)	Year Ended
(Amounts in Millions)		August 31, 2010 (Audited)	August 31, 2009 (Audited)	August 31, 2008 (Audited)
Consolidated Condensed Statements of Earnings
Net sales	$54,217	$67,420	$63,335	$59,034
Operating income	3,099	3,458	3,247	3,441
Net earnings	1,922	2,091	2,006	2,157

	May 31, 2011 (Unaudited)	August 31, 2010 (Audited)	August 31, 2009 (Audited)	August 31, 2008 (Audited)
Consolidated Condensed Balance Sheets
Total assets	$27,316	$26,275	$25,142	$22,410
Long-term debt	2,384	2,389	2,336	1,337
Total liabilities	12,593	11,875	10,766	9,541
Total stockholders’ equity	14,723	14,400	14,376	12,869”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following disclosure replaces in its entirety the disclosure entitled “Funds From Operations” on pages 125 and 126 of the Prospectus. Certain items have been reclassified from the disclosure in our Quarterly Report on Form 10-Q for the period ended June 30, 2011.

“Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc., or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. As disclosed elsewhere in this prospectus, we will use the proceeds raised in the offering to acquire properties, and we intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of the company or another similar transaction) within three to five years of the completion of the offering. Thus, we will not continuously purchase assets and will have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association, or IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we do retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance.

By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way. Accordingly, comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The below table illustrates the items deducted or added to net income (loss) in the calculation of FFO and MFFO for the applicable periods during the three and six months ended June 30, 2011 (in thousands). Items are presented net of non-controlling interest portions where applicable.

NET LOSS TO FFO/MFFO RECONCILIATION

	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Net income (loss)	$(810)	$(1,150)
Depreciation and amortization	999	1,885
FFO	189	735
Acquisition fees and expenses(1)	409	409
Contribution from advisor(2)	—	15
Amortization of above or below market leases and liabilities(3)	(58)	(116)
Straight-line rent(4)	(106)	(202)
Accretion of discounts and amortization of premiums on debt investments	—	—
Impairments of real estate investments(5)	—	—
Mark-to-market adjustments(6)	—	—
Non-recurring gains (losses) from extinguishment/sale of debt, derivatives or securities holdings(7)	—	—
MFFO	$434	$841

(1)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)	Prior to April 1, 2011, MFFO included an additional adjustment to add back amounts received or receivable from the advisor or its affiliates in the form of an additional capital contribution (without any corresponding issuance of equity in the form of shares of common or preferred stock to the advisor or its affiliates).
(3)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.
(4)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.
(5)	Impairment charge may not be directly related or attributable to our operating performance. Management believes that the exclusion thereof provides useful information by showing changes in our core operations rather than changes that are based on anticipated gains or losses. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.
(6)	Management believes that adjusting for mark-to-market adjustments is appropriate because they are non-recurring items that may not be reflective of on-going operations and reflect unrealized impacts on value based only on then current market conditions, although they may be based upon current operational issues related to an individual property or industry or general market conditions. The need to reflect mark-to-market adjustments is a continuous process and is analyzed on a quarterly and/or annual basis in accordance with GAAP.
(7)	Management believes that adjusting for fair value adjustments for derivatives provides useful information because such fair value adjustments are based on market fluctuations and may not be directly related or attributable to our operations.”

Subscription Agreement

The following disclosure replaces in its entirety the fourth sentence of the final paragraph under the section entitled “Investor Suitability Standards” on page iii of the Prospectus.

“Alternatively, except for investors in Alabama or Tennessee, the requisite criteria may be met using the multi-offerings subscription agreement in the form attached hereto as Appendix C-2, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s).”

The following disclosure replaces in its entirety (i) the second sentence to the answer to the question under the section entitled “Questions and Answers About This Offering  —  How do I subscribe for shares?” on page 3 of the Prospectus and (ii) the third sentence of the first paragraph under the section entitled “Plan of Distribution  —  Subscription Process” on page 192 of the Prospectus

“Alternatively, unless you are an investor in Alabama or Tennessee, you may complete and sign the multi-offerings subscription agreement in the form attached hereto as Appendix C-2, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that an investor has received the relevant prospectus(es) and meets the requisite criteria and suitability standards for any such other product(s).”

The following disclosure replaces in its entirety the second sentence of the second bullet point under the section entitled “How to Subscribe” on page 195 of the Prospectus.

“Alternatively, unless you are an investor in Alabama or Tennessee, you may wish to complete the execution copy of the multi-offerings subscription agreement, which may be used to purchase shares in this offering as well as shares of other products distributed by our dealer manager; provided, however, that you have received the relevant prospectus(es) and meet the requisite criteria and suitability standards for any such other product(s).”